Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

May 17, 2022

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on June 22, 2022, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Monday, May 23, 2022, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 22, 2022

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.01 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on June 22, 2022, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve the re-election of Allen Baharaff as a Class II director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2025 and until his respective successor is duly elected and qualified;

2.	To approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly; and

3.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 until the 2023 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, May 23, 2022 (the “Record Date”).

As of May 16, 2022, the Company had outstanding 25,088,414 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to June 29, 2022, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board of Directors of the Company, or the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than June 12, 2022 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than Tuesday, May 24, 2022 at 5:00 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, May 31, 2022, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our four most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021, please see Item 6B. of our annual report on Form 20-F filed with the SEC on May 2, 2022, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF ALLEN BAHARAFF TO SERVE AS A MEMBER OF THE BOARD UNTIL THE ANNUAL GENERAL MEETING TO BE HELD IN 2025 AND UNTIL HIS RESPECTIVE SUCCESSOR IS DULY ELECTED AND QUALIFIED

Under our Articles, the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of the term of office of their class. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting of shareholders to be held in 2024; the term of the Class II directors will expire at the close of this Meeting; and the term of the Class III directors will expire at the close of the annual general meeting of shareholders to be held in 2023.

Prof. Carol Brosgart and Mr. Shmuel Nir serve as our Class I Directors until the close of the annual general meeting to be held in 2024; Mr. Allen Baharaff and Mr. Marshall Heinberg will serve as our Class II Directors until the close of this Meeting; and Prof. David Sidransky and Mr. Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2023. On May 17, 2022, our Board resolved to recommend to the shareholders to re-elect Mr. Allen Baharaff as a Class II director. Accordingly, it is proposed to approve the re-election of Mr. Allen Baharaff as a Class II director until the close of the annual general meeting to be held in 2025 and until his respective successor is duly elected and qualified. Mr. Heinberg will not be standing for re-election at the Meeting as a Class II Director and therefore following the close of this Meeting, Mr. Heinberg will no longer serve on our Board.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of six (6) members and after the close of this Meeting, will comprise of five (5) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Diversity of the Board of Directors

Board Diversity Matrix (As of January 31, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Director Compensation

If elected, and in accordance with the approval of our remuneration committee and the Board, Mr. Allen Baharaff will be entitled to receive an annual fee in the amount of $40,000 plus VAT which is the fee paid to our directors, payable on a quarterly basis at the end of each quarter.

If elected, Mr. Allen Baharaff will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Director

Below is the biographical information for Mr. Allen Baharaff:

Allen Baharaff, our President and Chief Executive Officer of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Allen Baharaff as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2025, and until his respective successor is duly elected and qualified, as detailed in the Proxy Statement dated May 17, 2022.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

APPROVAL OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE

CAPITAL AND TO AMEND THE ARTICLES ACCORDINGLY

The Company’s authorized share capital currently consists of 500,000 (five hundred thousand) NIS, divided into 50,000,000 (fifty million) Ordinary Shares (each of par value NIS 0.01). At the Meeting, shareholders will be asked to approve to increase the Company’s authorized share capital to 3,000,000 (three million) NIS, divided into 300,000,000 (three hundred million) Ordinary Shares and to approve to amend the Company’s Articles accordingly.

Our Board has determined that it is the best interest of the Company and the shareholders to increase the authorized share capital of the Company, and believes that it is necessary in order to ensure that the Company will be able to raise adequate capital and pursue business opportunities for the Company’s future business needs as they may arise.

If approved at the Meeting, Section 4(a) of the Company’s Articles shall be amended to read as follows (additions are bold and underlined, and deletions are struck through):

“4.	(a)	The authorized share capital of the Company is ~~500,000 (five hundred thousand)~~ 3,000,000 (three million) New Israeli Shekels (“NIS”), divided into ~~50,000,000 (fifty million~~) 300,000,000 (three hundred million) Ordinary Shares of NIS 0.01 (one Agora) each, all ranking pari passu (“Ordinary Shares”).”

No further changes in the Articles shall be made.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly, as detailed in the Proxy Statement dated May 17, 2022.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

RE-APPOINTMENT OF Brightman Almagor Zohar & Co., a member firm of

Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until the 2023 annual general meeting of shareholders

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2022, and until the 2023 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2021, our audit committee approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2021 and 2020:

	2021	2020
	(US$ in thousands)
Audit Fees (1)	120	100
Audit-Related fees (2)	20	20
Tax Fees (3)	16	12
Total	156	132

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to obtaining a tax ruling and applying for a grant.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2022, and until the 2023 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2021 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2021, which are included in the Company’s annual report on Form 20-F filed with the SEC on May 2, 2022, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Prof. David Sidransky Lead Independent Director
Tel Aviv, Israel
May 17, 2022